Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended April 30, 2017
The financial information of Itaú CorpBanca as of and for the month ended April 30, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,172,289
Total Assets	29,254,868

Current accounts and demand deposits	4,662,766
Time deposits and savings accounts	10,121,001
Borrowings from financial institutions	1,996,924
Debt issued	6,382,758

Total Equity	3,445,154
Equity attributable to shareholders	3,212,984
Minority interest	232,170

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	354,638
Provisions for loan losses	(88,005)
Operating expenses	(238,747)
Operating income	27,886

Income from investments in other companies	1,089
Income before taxes	28,975
Income taxes	10,816

Income from continuing operations	39,791
Income from discontinued operations	-

Net income	39,791

Net income attributable to shareholders	42,118
Minority interest	(2,327)
This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer